Exhibit 3.2

IDERA PHARMACEUTICALS, INC.

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF

SERIES E PREFERRED STOCK

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Idera Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), in accordance with Section 103 of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

A Certificate of Designations, Preferences and Rights of Series E Preferred Stock (the “Certificate of Designations”) was filed with the Secretary of State of the State of Delaware on November 9, 2012 pursuant to Section 151 of the General Corporation Law. By action of the Board of Directors of the Corporation, the Board of Directors of the Corporation duly adopted resolutions, pursuant to Section 242 of the General Corporation Law, setting forth amendments to the Certificate of Designations and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendments in accordance with Section 242 of the General Corporation Law at a meeting of stockholders held on July 26, 2013. The resolutions setting forth the proposed amendment are as follows:

RESOLVED, that Section 1.1 of the Certificate of Designations be deleted in its entirety and the following new paragraph be inserted in lieu thereof:

“1.1 Series E Preferred Dividends.

1.1.1 Each holder of Series E Preferred Stock shall be entitled to receive with respect to each share of Series E Preferred Stock then outstanding and held by such holder of Series E Preferred Stock, dividends, commencing from the date of issuance of such share of Series E Preferred Stock, at the Initial Dividend Rate (as defined below) per annum (on the basis of a 360 day year) of the Series E Original Issue Price (as defined below) (the “Series E Preferred Dividends”); provided, however, that subject to and effective upon the filing with the Delaware Secretary of State of the amendment to the Certificate of Designations, Preferences and Rights of Series D Preferred Stock (the “Series D Certificate of Designations,” with the amendment thereto being referred to as the “Amendment to Series D Certificate of Designations”) as described in Section 5.11(B) of that certain Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Corporation and the purchasers of the Series E Preferred Stock therein (the “Series E Purchase Agreement”), the dividend rate provided for in this Section 1.1 shall be increased from the Initial Dividend Rate to the rate of eight percent (8%) per annum (on the basis of a 360 day year) of the Series E Original Issue Price. The Series E Preferred Dividends shall be cumulative, whether or not earned or declared, shall be paid quarterly in arrears on the last day of March, June, September and December (a “Quarterly Dividend Payment Date”) in each year that Series E Preferred Stock is outstanding, with the first Quarterly Dividend Payment Date being March 31, 2013, and shall be prorated for periods shorter than one quarter. Notwithstanding the foregoing, if, as of any Quarterly Dividend Payment Date at which the dividend rate is the Initial Dividend Rate, there are no shares of the Corporation’s Series D Convertible Preferred Stock outstanding, then the dividend payable on such Quarterly Dividend Payment Date shall be calculated and paid at a rate of eight percent (8%) per annum (on the basis of a 360 day year) of the Series E Original Issue Price. In the event that the Amendment to Series D Certificate of Designations is filed with the Delaware Secretary of State and the dividend rate with respect to the Series E Preferred Dividends is increased pursuant to this Section 1.1.1, the Series E Preferred Dividends paid on the first Quarterly Dividend Payment Date after such filing and increase shall be paid at the increased rate. In the event that the Amendment to Series D Certificate of Designations is submitted to the stockholders of the Corporation as contemplated by Section 5.11 of the Series E Purchase Agreement and the Amendment to Series D Certificate of Designations is not approved, then the holders of the Series E Preferred Stock shall no longer be entitled to any Series E Preferred Dividends under this Section 1.1.1 and the Corporation shall have no further obligation to pay the Series E Preferred Dividends under this Section 1.1.1; provided, however, the Corporation shall not submit the Amendment to the Series D Certificate of Designations to the stockholders if there are no shares of Series D Preferred Stock then outstanding. The rights of a holder of Series E Preferred Stock to Series E Preferred Dividends shall rank senior to the rights of the Corporation’s Series A Convertible Preferred Stock and Series D Convertible Preferred Stock as to dividends. The term “Initial Dividend Rate” shall mean four and six tenths percent (4.6%) or such other percentage approved by the Corporation and by the holders of at least a majority of then outstanding shares of Series E Preferred Stock, with such approval given in writing or by vote at a meeting, consenting or voting (as the case may be) as a separate class.

1.1.2 The Series E Preferred Dividends shall be paid to each holder of Series E Preferred Stock in cash out of legally available funds or, at the Corporation’s election, through the issuance of such number of shares of Common Stock (as defined in Section 1.3 below) (rounded down to the nearest whole share with any fractional shares being issued in cash in an amount equal to the Market Price (as defined in Section 4.2 below) of such fractional share of Common Stock) determined by dividing the amount of the total accrued but unpaid dividends then outstanding on such holder’s shares of Series E Preferred Stock by the Market Price then in effect (which for this purpose may not be less than $0.70 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock); provided, however, that (i) the Corporation may not pay such dividends in shares of Common Stock on or prior to October 1, 2013, (ii) the Corporation may not issue shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such issuance, would cause (a) the aggregate number of shares of Common Stock beneficially owned by a holder of Series E Preferred Stock and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act (as defined in Section 4.1.2), to exceed 19.99% of the total number of issued and outstanding shares of Common Stock of the Corporation following such issuance, or (b) the combined voting power of the securities of the Corporation beneficially owned by a holder of Series E Preferred Stock and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act to exceed 19.99% of the combined voting power of all of the securities of the Corporation then outstanding following such issuance, unless and until, in either case of clause (a) and clause (b) of this Section 1.1.2, the stockholders of the Corporation approve the Nasdaq Proposal (as defined in Section 3.1 below), in which case, the 19.99% limitation under clause (a) and (b) of this Section 1.1.2 shall be increased, with respect to any holder of Series E Preferred Stock, to 35% for purposes of both clause (a) and clause (b) of this Section 1.1.2, and (iii) if clause (ii) shall in fact limit the issuance of any shares of Common Stock in payment of a given dividend, then the Corporation’s election to pay such dividend in shares of Common Stock shall be ineffective to the extent of such limitation and such dividend shall instead thereupon be paid, at the Corporation’s election, (x) in cash by the Corporation out of legally available funds or (y) through the issuance of a number of shares of the Corporation’s Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”) equal to one-twentieth (1/20th) of the number of shares of Common Stock that the Corporation could have issued pursuant to this Section 1.1.2 with respect to such Series E Preferred Dividends but for the limitations set forth in clause (a) and clause (b) of this Section 1.1.2.

1.1.3 Any election by the Corporation to pay Series E Preferred Dividends in cash or shares of Common Stock and/or Series F Preferred Stock shall be made uniformly with respect to all outstanding shares of Series E Preferred Stock for a given dividend period.

1.1.4 For purposes of this Section 1.1, the aggregate number of shares of Common Stock or voting securities beneficially owned by a holder of Series E Preferred Stock and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act, shall include the shares of Common Stock to be issued as part of such dividend payment, but shall exclude the number of shares of Common Stock which would be issuable upon exercise or conversion of the unexercised, non-converted or non-cancelled portion of any other securities of the Corporation that do not have voting power (including without limitation any securities of the Corporation which would entitle the holder thereof to acquire at any time Common Stock, including without limitation any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock), subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holder or any of its affiliates and other persons whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act.”

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RESOLVED, that Section 2.1.1 of the Certificate of Designations be deleted in its entirety and that the following paragraph be inserted in lieu thereof:

“2.1.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series E Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, Series A Convertible Preferred Stock, Series D Convertible Preferred Stock or any other class of capital stock of the Corporation ranking junior to the Series E Preferred Stock as to liquidation, by reason of their ownership thereof, an amount per share equal to such amount as would have been payable with respect to such share had all shares of Series E Preferred Stock been converted into Common Stock pursuant to Subsection 4 immediately prior to such liquidation, dissolution or winding up disregarding for these purposes the limitations on conversion due to beneficial ownership set forth in Subsection 4.1.2.”

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RESOLVED, that Section 2.3.1 of the Certificate of Designations be deleted in its entirety and that the following paragraph be inserted in lieu thereof:

“2.3.1 In the event of a Sale of the Corporation (as defined below) after payment shall be made to the holders of Series A Convertible Preferred Stock and any other class of capital stock of the Corporation ranking senior to the Series E Preferred Stock upon a Sale of the Corporation, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Series E Preferred Stock, Series D Preferred Stock and Common Stock pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such Sale of the Corporation disregarding for these purposes the limitations on conversion due to beneficial ownership set forth in Subsection 4.1.2.”

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 26th day of July, 2013.

IDERA PHARMACEUTICALS, INC.

By:	/s/ Sudhir Agrawal
Name:	Sudhir Agrawal
Title:	Chief Executive Officer